FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of March 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s announces the Launch of Ziprasidone Hydrochloride Capsules,” March 3, 2012.

(2)	Press Release, “Dr. Reddy’s announces the launch of Quetiapine Fumarate Tablets,” March 28, 2012.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad -500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Ziprasidone Hydrochloride Capsules

Hyderabad, India, March 3, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Ziprasidone Hydrochloride Capsules, a bioequivalent generic version of Geodon® in the US market on March 2, 2012 following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Ziprasidone Hydrochloride Capsules.

The Geodon® brand had U.S. sales of approximately $1.34 billion for the most recent twelve months ending December 2011 according to IMS Health.

Dr. Reddy’s Ziprasidone Hydrochloride Capsules in 20 mg, 40 mg, 60 mg and 80 mg strengths are available in 60 count bottle size.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its four businesses—Pharmaceutical Services and Active ingredients, Global Generics, Biosimilars and Proprietary Products. Dr. Reddy’s offers a portfolio of products and services including APls, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, UK, Germany, Romania, Russia and CIS, Venezuela, South Africa, and New Zealand. For more information, log on to: www.drreddys.com

Geodon® is a trademark of Pfizer Inc.

IMS National Sales Perspectives: Retail and Non-Retail MAT December 2011

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Raghavender R at raghavenderr@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1-908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40- 49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the launch of Quetiapine Fumarate Tablets

Hyderabad, India, March 28, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Quetiapine fumarate tablets (25 mg, 50 mg, 100 mg, 200 mg, 300 mg and 400 mg), a bioequivalent generic version of SEROQUEL® tablets in the US market on March 27, 2012 following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Quetiapine fumarate tablets.

The SEROQUEL® brand had U.S. sales of approximately $4.6 billion for the most recent twelve months ending December 2011 according to IMS Health.

Dr. Reddy’s Quetiapine fumarate tablets in 25 mg and 50 mg are available in 100 and 500 count bottle sizes, 100 mg, 200 mg and 400 mg are available in 100 count bottle sizes and 300 mg is available in 60 count bottle sizes.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, Custom Pharmaceutical Services, Generics, Biosimilars, Differentiated Formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

SEROQUEL® tablets are a registered trademark of AstraZeneca UK Limited.

IMS National Sales Perspectives: Retail and Non-Retail MAT December 2011

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Raghavender R at raghavenderr@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1-908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40- 49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: April 4, 2012		Name:	Sandeep Poddar
		Title:	Company Secretary

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